Suite 2400 865 South Figueroa Street Los Angeles, CA 90017-2566 Andrew Bond 213.633.8666 tel 213.633.6899 fax andrewbond@dwt.com

January 10, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Jonathan Burr
Brigitte Lippmann
Myra Moosariparambil
Joel Parker
John Coleman

Re:	Gold Torrent (Canada) Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 26, 2017
File No. 333-221123

Ladies and Gentlemen:

On behalf of our clients, Gold Torrent (Canada) Inc. a British Columbia, Canada company (“Gold Torrent Canada”) and Gold Torrent, Inc. a Nevada corporation (“Gold Torrent US”), we are responding to the comment letter dated January 4, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), relating to Gold Torrent Canada’s Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-221123) (the “Registration Statement”).

To facilitate the Staff’s review, we have reproduced below the comments contained in the Comment Letter in italics, and included under each comment our response.

In addition, we advise the Staff that we have filed on behalf of Gold Torrent Canada, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Amendment No. 3 has been revised to reflect Gold Torrent Canada’s responses to the Staff’s comments in the Comment Letter and to incorporate certain other updating and conforming changes. All page numbers below refer to Amendment No. 3, except as otherwise noted.

Securities and Exchange Commission

January 10, 2018

Risks Related to Gold Torrent US’s Business, page 23

1.	It appears that you need to revise your net loss attributable to stockholders for the three month period ended September 30, 2017. Please advise.

Response: Based on the Staff’s comment, Gold Torrent Canada has included in Amendment No 3 revised disclosure of Gold Torrent US’s net loss attributable to stockholders for the three month period ended September 30, 2017 on page 23.

Description of Properties, page 74

2.	We note your response to comment 3 and your revised disclosure indicating that estimated costs to reach commercial production are $26.85 million which represents an $8 million increase in anticipated costs. Additionally we note your disclosure on pages 70 and 85 indicates initial and working capital of $16.2 million. Finally we note that your technical report states an initial capital cost of $13.6 million. Please reconcile these numbers and revise to clarify if the economic indicators as disclosed in your filing reflect the additional anticipated costs associated with your Lucky Shot project.

Response: Based on the Staff’s comment, Gold Torrent Canada has included in Amendment No 3 revised disclosure to reconcile the numbers highlighted by the Staff in the Comment Letter

3.	Additionally, please revise to provide additional detail related to how the construction of the Lucky Shot project will be funded.

Response: Based on the Staff’s comment, Gold Torrent Canada has included in Amendment No 3 revised disclosure that provides additional detail related to how the construction of the Lucky Shot Project will be funded.

Notes to Interim Consolidated Financial Statements

Six Months Ended September 30, 2017 and 2016

Note 5. Property, Plant and Equipment, page F-25

4.	We note your response to comment 5. Please disclose that your previously issued financial statements have been restated, along with a description of the nature the errors. Also disclose the effect of the correction on each financial statement line item. Refer to ASC 250-10-50-7 through 50-9. Please make corresponding revisions to Gold Torrent, Inc.’s Form 10-Q/A filed December 26, 2017. In addition, file an Item 4.02 Form 8-K to include all of the information required by that Item for Gold Torrent, Inc.

Response: Based on the Staff’s comment, Gold Torrent Canada has disclosed in Amendment No. 3 that the previously issued interim consolidated financial statements for the six months ended September 30, 2017 included with the Registration Statement have been restated as well as a description of the nature of the errors and the effect of the correction on each financial statement line item. Gold Torrent US has also filed an amended Form 10-Q for the quarterly period ended September 30, 2017 that reflects these revisions, and has filed an Item 4.02 Form 8-K as requested by the Staff.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (213) 633-8666 or by email at andrewbond@dwt.com.

Securities and Exchange Commission

January 10, 2018

Yours truly,

DAVIS WRIGHT TREMAINE LLP

/s/ Andrew J. Bond
Andrew J. Bond

cc:	Gold Torrent (Canada) Inc.